

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 18, 2010

Via U.S. Mail and facsimile

Hu Xiaoming
President, Chief Executive Officer and Chairman
Kandi Technologies, Corp.
Jinhua City Industrial Zone
Jinhua, Zhejiang Province
People's Republic of China
Post Code 321016

> **Re: Kandi Technologies, Corp.**
> **Registration Statement on Form S-3**
> **Filed February 24, 2010**
> **File No. 333-165055**

Dear Mr. Xiaoming:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the senior secured convertible notes and

the warrants issued in conjunction with such notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes).

2. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the senior secured convertible notes and the warrants issued in conjunction with such notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes.

3. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the senior secured convertible notes and the warrants issued in conjunction with such notes, presented in a table with the following information disclosed separately:

  - the market price per share of the securities underlying the senior secured convertible notes and the warrants issued in conjunction with such notes on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes;

  - the conversion price per share of the underlying securities on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes, calculated as follows:

- if the conversion price per share is set at a fixed price, use the price per share established in the senior secured convertible notes and the warrants issued in conjunction with such notes; and

- if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes and determine the conversion price per share as of that date;

- the total possible shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes (assuming no interest payments and complete conversion throughout the term of the senior secured convertible notes and the warrants issued in conjunction with such notes);

- the combined market price of the total number of shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes, calculated by using the market price per share on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes and the total possible shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes;

- the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes calculated by using the conversion price on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes and the total possible number of shares the selling shareholders may receive; and

- the total possible discount to the market price as of the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes, calculated by subtracting the total conversion price on the date of the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes from the combined market price of the total number of shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes on that date.

If there are provisions in the senior secured convertible notes and the warrants issued in conjunction with such notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

4. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

- the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

  - market price per share of the underlying securities on the date of the sale of that other security;

  - the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

    - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and

    - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

  - the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

  - the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

  - the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

  - the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise

> price on the date of the sale of that other security from the combined
> market price of the total number of underlying shares on that date.

5. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

   - the gross proceeds paid or payable to the issuer in the transaction;

   - all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

   - the resulting net proceeds to the issuer; and

   - the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the senior secured convertible notes and the warrants issued in conjunction with such notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment 3 and comment 4.

   Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the senior secured convertible notes and the warrants issued in conjunction with such notes as disclosed in response to comment 3 divided by the net proceeds to the issuer from the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes, as well as the amount of that resulting percentage averaged over the term of the senior secured convertible notes and the warrants issued in conjunction with such notes.

6. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

   - the date of the transaction;

   - the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

7. Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

- the number of shares outstanding prior to the senior secured convertible notes transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

- the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

- the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

- the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

Hu Xiaoming
Kandi Technologies, Corp.
March 18, 2010
Page 7

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8. Please provide us, with a view toward disclosure in the prospectus, with the following information:

- whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

- whether – based on information obtained from the selling shareholders – any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

    - the date on which each such selling shareholder entered into that short position; and

    - the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the senior secured convertible notes transaction and the filing of the registration statement (*e.g.*, before or after the announcement of the senior secured convertible notes transaction, before the filing or after the filing of the registration statement, etc.).

9. Please provide us, with a view toward disclosure in the prospectus, with:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes; and

- copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the senior secured convertible notes and the warrants issued in conjunction with such notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

10. Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

11. With respect to the shares to be offered for resale by Capital Ventures International, please disclose the natural person or persons who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that shareholder.

Calculation of Registration Fee

12. Please note that Rule 416 can only be used to provide for a change in the amount of securities being offered or issued to prevent dilution resulting from stock splits, stock dividends, or similar transactions. Please revise your disclosure as appropriate to reflect that you will not use Rule 416 to cover increases resulting from any adjustment provision contained in the warrants issued in conjunction with the senior secured notes notes, including participation rights and dilutive issuance.

13. If you intend to register any Interest Shares, please add a separate line in the table on the cover of the registration statement and pay the fee. If you do not, revise the prospectus.

Exhibit 5.1

14. In light of your disclosure in the prospectus that holders of the warrants are entitled to participation rights in the event the company grants, issues or sells any options, convertible securities or rights to purchase stock, warrants, securities or other property pro rata to the record holders of any class of common stock, please advise us why your legality opinion only relates to 6,897,708 shares. Since the potential number of shares issuable by virtue of participation rights is infinite, it is unclear how you can give a legality opinion covering them.

15. Please revise the second to last sentence of the second paragraph to exclude the registrant from the assumed facts.

* * * * *

Hu Xiaoming
Kandi Technologies, Corp.
March 18, 2010
Page 9

As appropriate, please amend your filing and respond to these comments within ten business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Robert S. Matlin
        Robert Shin
        Fax: (212) 536-3901